

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 7, 2015

Dliar Adam Merza
Chief Executive Officer
Ziwira, Inc.
445 Park Avenue, 9th Floor
New York, NY 10022

> **Re: Ziwira, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed July 23, 2015**
> **File No. 333-203471**

Dear Mr. Merza:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Unless otherwise noted, references in this letter to prior comments refer to our letter dated July 8, 2015

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response that you will continue to assert that you are not a shell company. Notwithstanding this, we are not persuaded by the facts you presented that you are not a shell company. Please be advised that the definition of a shell company does not turn on the company's active pursuit of a business plan, but rather on the nature and size of its business operations and assets. In this regard, your disclosure confirms that your operations have been limited to developing a website, which activity we believe constitutes nominal operations. Furthermore, we consider the $12,500 in deferred offering costs to be both administrative in nature and nominal, and note that you have no other assets. In addition, we view the expense of $9,328 in professional fees to be administrative in nature and nominal for a business. Please provide additional factual information demonstrating meaningful operations, such as sales or revenues, including the number of sales and the amount of revenue generated. Alternatively, disclose that

you are, or may be deemed, a shell company and include appropriate risk factor disclosure addressing risks associated with that status.

Please contact Gabriel Eckstein, Staff Attorney, at (202) 551-3286 or, in his absence, the undersigned at (202) 551-3457 with any questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel
Office of Information
Technologies and Services

cc: Kenneth Bart, Esq.
        Bart and Associates LLC